UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-40008

Sunrise New Energy Co., Ltd.

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Results of Sunrise New Energy Co., Ltd.’s Annual General Meeting

The Annual General Meeting of Shareholders (the “Meeting”) of Sunrise New Energy Co., Ltd. (the “Company”) was held at Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, China, on January 5, 2026, at 10:00 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/SDH2026.

At the close of business on November 26, 2025, the record date for the determination of holders of the Class A ordinary shares and Class B ordinary shares (collectively, the “Ordinary Shares”) entitled to vote at the Meeting, there was a total of 38,729,250 issued and outstanding Ordinary Shares, consisting of 32,161,978 Class A ordinary shares, each being entitled to one (1) vote, and 6,567,272 Class B ordinary shares, each being entitled to twenty (20) votes. At the Meeting, the holders of 13,449,074 Ordinary Shares (constituting 138,227,242 total votes) of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	An ordinary resolution to approve the re-election of Haiping Hu as a director of the Company to hold office in accordance with the Company’s articles of association.

2.	An ordinary resolution to approve the re-election of Chao Liu as a director of the Company to hold office in accordance with the Company’s articles of association.

3.	An ordinary resolution to approve the re-election of Xiang Luo as a director of the Company to hold office in accordance with the Company’s articles of association.

4.	An ordinary resolution to approve the re-election of Jian Pei as a director of the Company to hold office in accordance with the Company’s articles of association.

5.	An ordinary resolution to approve the re-election of Xin Zhang as a director of the Company to hold office in accordance with the Company’s articles of association.

6.	A special resolution to change the Company’s name and remove its dual foreign name.

7.	A special resolution to adopt an amended and restated articles of association, in substitution for, and to the exclusion of, the Company’s current amended and restated articles of association to reflect the name changes.

8.	An ordinary resolution to adjourn the meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The results of the votes at the Meeting for the resolutions were as follows:

Resolution *	For	Against	Abstain
No. 1	138,223,590	3,428	224
No. 2	138,140,090	86,928	224
No. 3	138,058,361	164,617	4,264
No. 4	138,070,668	155,750	824
No. 5	138,060,808	164,610	1,824
No. 6	138,222,997	1,378	2,867
No. 7	138,222,653	1,998	2,591
No. 8	138,144,022	80,729	2,491

*	The numbers in this column correspond to those in the third paragraph of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 7, 2026

Sunrise New Energy Co., Ltd.

By:	/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chief Executive Officer and Chairman of the Board of Directors

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